Exhibit 99.1

China Yuchai Provides Update Regarding Release of Unaudited 2007 Financial Results

SINGAPORE, September 30, 2008 — China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) today announced that, despite working diligently over the past few months to bring itself into compliance with its financial reporting disclosure requirements, it requires additional time, beyond the third quarter of 2008, to complete its consolidated financial statements for the fiscal year 2007. The delay is due to: the need to restate the Company’s 2005 audited consolidated financial statements, which were filed with the United States Securities and Exchange Commission on Form 20-F/A on May 30, 2008 and thereafter, the completion and filing of its 2006 audited consolidated financial statements on Form 20-F only on July 17, 2008.

China Yuchai had intended, as previously disclosed, to announce its unaudited consolidated financial results for 2007 but made the decision to defer any release until the finalization of the outstanding financial statements. As shareholders are aware, the Company had, on August 8, 2008 released the non-US GAAP 2007 operating results of Guangxi Yuchai which was necessitated as a result of Guangxi Yuchai’s intention to apply for approval to issue short term financing bonds in the PRC. The Company is in the process of consolidating Guangxi Yuchai’s financial data in accordance with US GAAP. The Company would like to assure its shareholders that its management and staff are in the final stages of finalizing the outstanding financial statements and will release them as soon as they become available.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2007, GYMCL sold approximately 383,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.hlcorp.com.sg/cyi.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling Global

Tel: +1-646-284-9409

Email: ktheiss@hfgcg.com

dchen@hfgcg.com